Report of Independent Registered Public Accounting
Firm
The Board of Trustees of
BNY Mellon Funds Trust:

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940, that BNY Mellon Large Cap Stock Fund, BNY Mellon Income
Stock Fund, BNY Mellon Mid Cap Multi-Strategy Fund, BNY
Mellon Small Cap Multi-Strategy Fund, BNY Mellon International Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon International Appreciation Fund,
BNY Mellon Focused Equity Opportunities Fund, BNY Mellon
Small/Mid Cap Multi-Strategy Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY Mellon International Equity Income
Fund, BNY Mellon Bond Fund, BNY Mellon Intermediate Bond
Fund, BNY Mellon Short-Term U.S. Government Securities Fund,
BNY Mellon Corporate Bond Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY Mellon National Short-
Term Municipal Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon New York
Intermediate Tax-Exempt Bond Fund, BNY Mellon Municipal Opportunities Fund, BNY Mellon National Municipal Money
Market Fund and BNY Mellon Government Money Market Fund (collectively, the Funds), each a series of BNY Mellon Funds
Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of
August 31, 2016, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United
States) and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the
following tests performed as of August 31, 2016, and with respect to agreement of security purchases and sales, for the period from
March 31, 2016 (the date of the Funds last examination) through
August 31, 2016:
1.	Obtained The Bank of New York Mellons (the Custodian)
security position reconciliations for all securities held by sub custodians and in book entry form and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for transfer with brokers,  pledgees, or transfer agents;
3.	Reconciliation of the Funds securities to the books and records of the Funds and the Custodian;
4.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral, if any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for the Funds as of
August 31, 2016 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the Funds as of
August 31, 2016 to documentation of corresponding subsequent bank statements;
7.	Agreement of five security purchases and five security sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, since our last report, from the books and records of the
Funds to corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report
(SOC 1 Report) for the period July 1, 2015 to June 30, 2016, noting no significant findings were reported in the areas of Asset
Custody and Control;
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal
determination on the Funds compliance with specified
requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August  31, 2016, with respect to securities reflected in the investment accounts of the
Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon Funds
Trust, and the Securities and Exchange Commission and is not
intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
June 16, 2017



June 16, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-Strategy
Fund, BNY Mellon International Fund, BNY Mellon Emerging
Markets Fund, BNY Mellon Asset Allocation Fund, BNY Mellon International Appreciation Fund, BNY Mellon Focused Equity Opportunities Fund, BNY Mellon Small/Mid Cap Multi-Strategy
Fund, BNY Mellon Large Cap Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY
Mellon International Equity Income Fund, BNY Mellon Bond
Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Short-
Term U.S. Government Securities Fund, BNY Mellon Corporate
Bond Fund, BNY Mellon National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term Municipal Bond Fund,
BNY Mellon Pennsylvania Intermediate Municipal Bond Fund,
BNY Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities Fund, BNY Mellon
National Municipal Money Market Fund and BNY Mellon
Government Money Market Fund (collectively the Funds), each a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies, of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2016, and from March 31, 2016 through August 31, 2016.
Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August
31, 2016, and from March 31, 2016, through August 31, 2016, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer